Exhibit 99.1

8 May 2015

Caledonia Mining Corporation
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)
(the "Company")

Change of Adviser

The Company announces that WH Ireland Limited has been appointed as Nominated Adviser and Broker with immediate effect.

For further information, please contact:

Caledonia Mining Corporation
Mark Learmonth	Tel: +27 11 447 2499

WH Ireland Limited
Adrian Hadden / Nick Prowting	Tel: +44 20 7220 1666

Blytheweigh (Public Relations)
Halimah Hussain/Megan Ray	Tel: +44 20 7138 3204